Exhibit 4.22

Summary of the Share Purchase Agreement entered into between Transmissora Aliança de Energia Elétrica S.A., Abengoa Concessões Brasil Holding S.A., Abengoa Construção Brasil Ltda., NTE — Nordeste Transmissora de Energia S.A. and Abengoa Participações Holding S.A.

On June 2, 2011, Transmissora Aliança de Energia Elétrica S.A. (“Taesa”) entered into a Share Purchase Agreement (the “NTE Share Purchase Agreement”) with Abengoa Concessões Brasil Holding S.A. (“Abengoa Concessões”) and Abengoa Construção Brasil Ltda. (“Abengoa Construção”), for acquisition of 100% of the equity interest held by Abengoa Concessões and Abengoa Construção in NTE — Nordeste Transmissora de Energia S.A. (“NTE”).

The acquisition price is R$ 336.1 million, for 100% of the shares of NTE.

The acquisition price will be adjusted by the variation in the Selic rate (the rate calculated by the Special Settlement and Custody System — Sistema Especial de Liquidação e Custódia, or Selic) for December 31, 2010 up to the business day immediately prior to the closing date of the transaction, and reduced, as applicable, by any dividends or interest on equity paid by NTE during that period. The acquisition price will also be updated in accordance with any increase or reduction of capital during the period.

In the event of rescission of the NTE Share Purchase Contract, the infringing party will be subject a penalty equivalent to 10% of the acquisition price.

The NTE Share Purchase Agreement contains warranties, guarantees and obligations by Taesa, Abengoa Concessões and Abengoa Construção. The closing of the transaction is subject to certain conditions, including:

•                  approval by the competent bodies, including the National Electricity Agency (Agência Nacional de Energia Elétrica, or Aneel);

•                  and any other consents by financing banks of NTE, when necessary.

The acquisition will also be submitted for approval to the Economic Defense Administrative Council (Conselho Administrativo de Defesa Econômica, or Cade), within the period and in the manner specified in the relevant legislation.